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       Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject
       Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following are the prepared remarks of the Chairman of the Board of the CBOT given at a meeting of CBOT members on June 13, 2001.

                           Mid-Year Chairman's Report
                                 June 13, 2001
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     Thank you for attending our Mid-Year Chairman's Report, either in person or via Membernet.

     This is our monthly information meeting as well as the Mid-Year Chairman's Report. I am going to discuss both what we have accomplished in the last six months and also focus on recent events.

     I feel proud that I have kept promises I made to you late last year. I wrote to you in January that 2001 would be a year of major change at the Board of Trade and in February, at our annual meeting, I went through each of these promises. Today I can say that keeping these commitments has laid the foundation for our future.

       I promised you regular communication, recruiting a high quality CEO to lead the exchange, changing our restructuring document so as to continue our member fee preference and to support our open outcry platform by "core rights" provisions and improved technology. Our restructure into a for profit Delaware corporation with top quality management and sound finances should come in the second half of this year and we will do this while protecting our CBOE exercise right.

       Let me discuss some of these initiatives with you.


1.  Communication

     Most members tell me that our communication has never been better. Our monthly meetings are an excellent forum for getting your input as well as discussing our plans for the future.

     As a promise this has been easy to keep: I simply remember that members are entitled to know the facts and that they should be told sooner rather than later. Members are the most valuable resource this exchange has. Informed active members solve many of our problems.

     Of course, our obligation to communicate goes far beyond these monthly meetings. We respond to all press requests for information, and we talk to our customers, our representatives in government, and the public in general.

       Next week David Vitale and I will be in London for a Futures Industry Association conference. These events are important in that we meet with our customers and other industry participants.
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        For example, our relationships with other exchanges are critical. As we discussed last month, our plan for single stock futures in cooperation with the CME and CBOE is the first venture of its type that I can remember. Beginning soon after my election, I made it a priority to get acquainted with other exchange leaders.

2.  Management

     David Vitale has been our CEO about three months. He shares our vision for the CBOT and, as you know from these meetings, has presented comprehensive plans for the CBOT's future.

     Next month the Board of Trade will add two senior executives, Bernie Dan and Bill Farrow. Bernie was head of a major FCM, Cargill, and should be great in marketing and product development. Bill has excellent experience in e-business and technology and should greatly improve our efforts there. We will finally launch a full-scale effort in trying to maximize the potential of our market data.

3.  CBOE

     Our talks with the CBOE are continuing and we hope to resolve this in the near future. I know I have said this before but I am optimistic that we will reach agreement before long.

     Let me say that Mark Duffy and Bill Brodsky have been excellent to work with. Our discussions have been productive and in good faith.

     I believe that the major stumbling block has been the residue of doubt and concern created by many years of neglect of CBOT/CBOE relationships. Entering into legal agreements always requires some leaps of faith based on an assessment of the other side's good faith. Over the last few years we have grown too far apart from the CBOE and its leadership, when they should be our natural allies.

     Since I have been at the CBOT, there have been times when leaders here would talk of the CME or CBOE as if they were adversaries and that we could build ourselves up by scoring points against them.

     This attitude was wrong and counterproductive. We have a trading community in Chicago and members often are members at two or even all three exchanges, at the same time or over time. That is why I have undertaken a major effort to know and work with other exchange leaders and I'm happy that David Vitale has known the other exchange leaders for many years.

4.  Electrifying Open Outcry

     We are committed to supporting both our open outcry and electronic platforms. We are here to serve our customers and they will decide how they want their orders filled.
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     Over the last six months there has been a growing appreciation of the virtues of open outcry and the liquidity it provides. Two University of Michigan Business School professors will soon be publishing an article in the Journal of Finance concluding that there is information conveyed in open outcry trading not found in the electronic environment.

     This is why the open outcry platform shows better liquidity during volatile periods. Traders can better judge the market when seeing the dynamics of a pit instead of simply looking at a screen. Open outcry provides more information, which gives traders the confidence to make tighter, deeper markets.

       People not familiar with our markets often dismiss open outcry as a method of business outmoded by the advent of computers. I explain to them that both platforms use technology and that the only true difference lies at the market making decision point: is it done by a computer match or by a human "computer" able to process all the informational nuances present in face to face decisionmaking?

      If the decisions are relatively simple, as in a main month financial contract with many market participants all looking at computer screens, the electronic platform can perform with open outcry, especially in slow periods. But in trades involving less liquid commodities, spreads, options or in volatile periods, the greater informational content of the open outcry platform so far has shown better performance.

       Nothing I say should be interpreted as negative to the electronic platform. Both are important parts of our strategy and today the electronic platform is better in the fast in and out processing of orders. We want to serve our customers by making both platforms as efficient as we can make them so that the true comparison is what sort of decisionmaking is required for what markets.

     We are working on this as a top priority of our technology strategy. I know many of you have criticized our electronic order routing system.

     You should know 37% of our exchange's orders were endorsed by the EC units in May, up from 24% the year before. 45% of our ag orders are filled this way. Last year the EC units allowed us to eliminate almost 4 million pieces of paper.

     Bryan Durkin will be posting a report on our bulletin board showing EC performance, which will include overall usage statistics as well as keeping track of down periods and the reasons for them. So far this year the system has had five down periods. This is not good, as we want 100% reliability; however;
it is better than many members' perception. This is a good first generation system that can be substantially improved.
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     You should also know that this is only part of the initiatives to be taken.
David Vitale has made some important changes in our technology management and.
as I mentioned, Bill Farrow will be taking over this area.

5.  Eurex

     Our meeting with our Eurex partners in late April in Frankfurt was very important. We discussed our expectations and obligations under our contract and our views are firmly based in the language of that contract and the ballot submission to you, the members.

     We are continuing to discuss these issues. Eurex seems to believe we have a commitment to pay for software developments even if we do not believe they are justified by a rate of return analysis. The contract is clear on this; if we continue to disagree and Eurex desires arbitration, that is what will happen.

6.  Mid Am

     Yesterday the Board of Directors approved a plan which would decommission the Mid Am and convert a select group of Mid Am contracts to CBOT mini contracts.

     Decommissioning the Mid Am was not an easy decision, as we have many members who began their trading careers at that exchange. However, times have changed and a realistic appraisal tells us that branding the mini contracts as "CBOT" enhances their chances for success and today we have many low cost memberships that allow new traders to get into our business.

     You should also know that we are planning an emini Dow that may start as soon as September. This should be the CBOT mini contract with the most retail appeal. The Mid Am contracts that are being converted are not necessarily part of our emini strategy; the conversion is primarily intended to facilitate the decommissioning of the Mid Am.

7.  Finances

     So far we are continuing to do good volume in our markets. As of June 8, we are averaging about 1,023,000 contracts per day, including an average on a/c/e of 168,000.

     Our budgeted volume for this year is 800,000 contracts per day. Our volume in the second half of last year declined significantly from that shown in the first half of 2000. Hopefully that will not happen this year. But as I have said, so far, we are going fine in relation to our budget.

     The Chicago Mercantile Exchange is doing excellent volume because of the action in short-term interest rates. This has benefited our Federal Funds contract also, which did about 350,000 contracts in May.
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     We all would like to see some volatility in ag contracts this summer. Ag volume in May was down 26% from a year ago.

     In May we averaged about 198,000 contracts per day on a/c/e, with some days at the 250,000 level. 230,000 is about the level necessary to pay out monthly out-of-pocket costs plus cover our initial investment. Our electronic platform is an important part of our strategy and with more customer connections occurring as we go forward, this volume should further improve.

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     Needless to say, I am not happy with seat prices and lease rates. Both are substantially lower than a year ago. They are higher than late last year but that is not good enough.

     We have many difficult issues before us - resolution of the CBOE issues, our minority member suit, preexecution communication guidelines, side-by-side trading in ags, development of new products, among others.

     Finally, we have two problems we can't do much about, the declining level of publicly held federal debt and low volatility in the ag markets. These two factors, more than any other, are the reason for lower seat prices than we would like.

       But overall I'm very happy with the progress we have made in management and strategic direction this year and most of all I am pleased that you, the members, are being fully informed.

      Now let's hear from our CEO, David Vitale, and then discuss the CBOT in response to your questions.


While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it becomes finalized and distributed to members, as well as the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.